U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

Our Reference /33614.50007/US/80882299v1

November 22, 2023

Okeanis Eco Tankers Corp.

Registration Statement on Form 20-F

Filed November 2, 2023

CIK No. 0001964954

Ladies and Gentlemen:

Okeanis Eco Tankers Corp. (the “Company”) is today filing with the U.S. Securities and Exchange Commission an amendment no. 1 to the registration statement on Form 20-F (the “Registration Statement”). The Company previously filed its registration statement on Form 20-F on November 2, 2023 (the “Previous Registration Statement”). After the filing of the Previous Registration Statement, the Company published on November 9, 2023, through the Oslo Børs, financial information relating to the nine month period ending September 30, 2023. Item 8.A.5 of Form 20-F provides that if “the company has published interim financial information that covers a more current period than those otherwise required by this standard, the more current interim financial information must be included in the document.” The Registration Statement is therefore being filed to include the more current financial information that it published through the Oslo Børs, and a related updated capitalization table. The Registration Statement also includes additional updates relating to the passage of time.

If you have any questions or comments concerning this letter, please feel free to contact Steven Hollander at the undersigned at 212-922-2252.

Yours sincerely,

Watson Farley & Williams LLP

/s/ Watson Farley & Williams LLP